UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Report on Form 6-K

On August 17, 2026, Birkenstock Holding plc (the “Company”) closed the secondary offering (the “Offering”) by BK LC Lux MidCo S.à r.l. (the “Selling Shareholder”) of 28,146,226 ordinary shares of the Company, of which 15,384,613 ordinary shares, including 2,623,000 ordinary shares purchased by the underwriter pursuant to the partial exercise on August 14, 2026 of its 30-day option to purchase additional ordinary shares, were sold at a public offering price of $39.35 per ordinary share and 12,761,613 ordinary shares were repurchased by the Company by way of the Share Redemption described below, pursuant to an underwriting agreement, dated August 13, 2026, by and among the Company, the Selling Shareholder and J.P. Morgan Securities LLC, as underwriter (the “Underwriting Agreement”).

In connection with the Offering, the Company repurchased by way of redemption from the underwriter 12,761,613 ordinary shares that were subject to the Offering, for an aggregate redemption amount of $499,999,997.34, at a price per ordinary share equal to the price per share paid by the underwriter to the Selling Shareholder in the Offering (the “Share Redemption”). The ordinary shares redeemed by the Company pursuant to the Share Redemption will be cancelled and no longer outstanding following the completion of the Share Redemption.

The Offering was made pursuant to the Company's registration statement on Form F-3 (File No. 333 -

284905) filed with the Securities and Exchange Commission (the "SEC") on February 13, 2025 (the "Registration Statement"), a base prospectus, dated February 13, 2025 included as part of the Registration Statement, a free writing prospectus, dated August 13, 2026 and filed with the SEC on August 13, 2026, and a final prospectus supplement, dated August 13, 2026 and filed with the SEC on August 14, 2026.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
1.1	Underwriting Agreement, dated August 13, 2026, among Birkenstock Holding plc, BK LC Lux MidCo S.à r.l., and J.P. Morgan Securities LLC
5.1	Opinion of Carey Olsen Jersey LLP, dated the day hereof, regarding certain Jersey law matters

Incorporation by Reference

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3ASR (No. 333-284905) and the registration statement on Form S-8 (No. 333-274968) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: August 17, 2026	By:/s/ Ruth Kennedy______________
Name: Ruth Kennedy
Title: Director